NEWS RELEASE
BROOKFIELD CONSORTIUM RECEIVES UNITHOLDER APPROVAL FOR SUBSEQUENT ACQUISITION TRANSACTION
For Immediate Release
TORONTO, November 28, 2005 — Brookfield Properties Corporation (“Brookfield Properties”) (BPO:NYSE,TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP:TSX), today announced that the Brookfield Consortium, which consists of BPO Properties and its institutional partners, the CPP Investment Board and Arca Investments Inc., received approval from the unitholders of O&Y Real Estate Investment Trust (“O&Y REIT”) for completion of the previously-announced subsequent acquisition transaction of O&Y REIT. Under the transaction, all issued and outstanding voting units of O&Y REIT are being redeemed for C$16.25 in cash per unit. Unitholders voted 99.9% in favour of the subsequent acquisition transaction.
The transaction is expected to close on November 29, 2005 and the units are expected to be delisted by the TSX on the same day.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 75 commercial properties and development sites totaling 57 million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 46 commercial properties and development sites totaling 25 million square feet, including landmark properties such as First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.

Contact:
Brookfield Properties and BPO Properties:
Melissa Coley
VP, Investor Relations and Communications
Tel: 212-417-7215
Email: mcoley@brookfieldproperties.com
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Cautionary Statement Regarding Forward Looking Statements
Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies 40-F filed with the Securities and Exchange Commission. The companies undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.